UNITED STATESSECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 4)*
Nocopi Technologies, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
655212207
(CUSIP Number)
Tim EriksenEriksen Capital Management LLC8695 Glendale RoadCuster, WA 98240(360) 354-3331
(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)
November 9, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERIKSEN CAPITAL MANAGEMENT LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
(a)
(b)
3. SEC Use Only
4. SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTINGPERSON WITH	7. SOLE VOTING POWER 6,821,839
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 6,821,839
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,821,839
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14. TYPE OF REPORTING PERSON (see instructions)
IA

*
Percentage calculated based on 67,495,055 shares of common stock, par value $.01 per share, outstanding as of August 9, 2021, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on August 11, 2021.

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CEDAR CREEK PARTNERS LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
(a)
(b)
3. SEC Use Only
4. SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTINGPERSON WITH	7. SOLE VOTING POWER 6,073,953
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 6,073,953
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,073,953
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14. TYPE OF REPORTING PERSON (see instructions)
PN

*
Percentage calculated based on 67,495,055 shares of common stock, par value $.01 per share, outstanding as of August 9, 2021, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on August 11, 2021.

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIM ERIKSEN
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
(a)
(b)
3. SEC Use Only
4. SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTINGPERSON WITH	7. SOLE VOTING POWER 639,886
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 639,886
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,886
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14. TYPE OF REPORTING PERSON (see instructions)
IN

*
Percentage calculated based on 67,495,055 shares of common stock, par value $.01 per share, outstanding as of August 9, 2021, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on August 11, 2021.

Item 1.
Security and Issuer

This Schedule 13D/A relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Nocopi Technologies, Inc. (the “Issuer” or “Nocopi”). The address of the issuer is 480 Shoemaker Road, Suite 104, King of Prussia, Pennsylvania 19406.

Item 2.
Identity and Background

(a)           This Statement is filed by Tim Eriksen on behalf of Eriksen Capital Management LLC (“ECM”), a registered investment adviser with the State of Washington, and Cedar Creek Partners, LLC (“CCP”). ECM is the managing member of CCP, a private investment partnership, and investment advisor to separately managed accounts. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of his position with ECM, Mr. Eriksen has the sole power to vote and dispose of the Issuer’s Shares owned by CCP.

(b)           The principal business address of Mr. Eriksen, ECM and CCP is 8695 Glendale Road, Custer, WA 98240.

(c)           The principal business of CCP is acquiring, holding and disposing of investments in various companies. The principal business of ECM is serving as the investment manager of CCP and separately managed accounts. The principal occupation of Mr. Eriksen is serving as the sole manager of ECM.

(d)           No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Mr. Eriksen is a citizen of the United States. ECM and CCP are both Washington limited liability companies.

Item 3.
Source and amount of Funds or Other Consideration

The shares of Common Stock were acquired in open market purchases with the working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business and may constitute uncommitted cash of SMAs) or personal funds, as applicable, of the applicable Reporting Person. The aggregate purchase price, excluding commissions, of the 6,073,953 shares of Common Stock owned by CCP was $995,983; of the 108,000 shares of Common Stock owned by ECM (on behalf of SMAs) was $17,270; of the 639,886 shares of Common Stock owned by Mr. Eriksen (including through his spouse’s IRA) was $104,964.

Item 4.
Purpose of Transaction

The Reporting Person acquired shares of Nocopi Technologies for investment purposes.

In pursuing its investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or the Issuer’s Board of Directors (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) proposing or pursuing changes to the Board or the Issuer’s organization documents; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On August 24, 2021 CCP delivered to Nocopi a written request to call a special meeting of the shareholders of Nocopi. The request was signed by shareholders representing in excess of 25% of the outstanding shares. The Board rejected the request as failing to comply with the Issuer’s bylaws. We strongly disagree with the Board’s attempt to reject our validly called special meeting.

On October 28, 2021 the Board, without approval by shareholders, adopted resolutions to classify the Board. This move could be used to prevent shareholders from voting on some of the existing directors for two additional years. The bylaw changes also limited or stripped the rights of shareholders to remove directors, change the size of the Board, and fill vacancies on the Board. We believe every one of these changes is contrary to good corporate governance.

On November 9, 2021, CPP issued a press release entitled “Largest Shareholder of Nocopi Technologies Objects to Board Entrenchment.” A copy of the release is attached as Exhibit 3 and is incorporated by reference

Item 5.
Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. The following sets forth the aggregate number and percentage (based on 67,495,055 shares of Common Stock outstanding on August 9, 2021, as reported in the Form 10-Q of the Issuer filed with the Securities and Exchange Commission on August 11, 2021) of outstanding shares of Common Stock owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class
Cedar Creek Partners LLC (1)	6,073,953	9.0%
SMAs (2)	108,000	0.2%
Tim Eriksen (3)	639,886	0.9%
Total	6,821,839	10.1%

(1)
CCP is an investment partnership for which ECM is Managing Member and acts as the discretionary portfolio manager.
(2)
Shares held by the SMAs are owned by investment clients of ECM, who are also responsible to vote the shares. ECM does not own these shares directly, but by virtue of ECM’s Investment Advisory Agreement, ECM may be deemed to beneficially own these shares by reason of its power to dispose of such Shares. ECM, CCP and Mr. Eriksen disclaim beneficial ownership of these shares.
(3)
These shares are owned by Mr. Eriksen in his individual capacity.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As such, each Reporting Person may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c) There have been no transactions with respect to the Common Stock effected by Reporting Persons since Amendment No. 3 was filed.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6.
Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.
Material to be Filed as Exhibits.

Exhibit 1                      Joint Filing Agreement*

Exhibit 2                      Press Release, dated August 26, 2021*

Exhibit 3                      Press Release, dated November 9, 2021
______________________
* Previously filed.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2021

ERIKSEN CAPITAL MANAGEMENT LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

TIM ERIKSEN

By:	/s/ TIM ERIKSEN
TIM ERIKSEN